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August 23, 2013	Matthew Bloch

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ajay Koduri

Re:	LIN Media LLC
Registration Statement on Form S-3
Filed July 30, 2013 by LIN TV Corp. and LIN Television Corporation
File No. 333-190234

Dear Mr. Koduri:

On behalf of our client, LIN Media LLC, formerly known as LIN TV Corp. (the “Company”), please find responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed to the undersigned by telephone on August 6, 2013 with regard to the above referenced Registration Statement on Form S-3 (the “Registration Statement”) of the Company (File No. 333-190234).  The Company is filing concurrently with this letter an amendment to the Registration Statement (the “Amendment”), which includes revisions to the Registration Statement in response to the Staff’s comments and generally updates the information contained therein.

Set forth below in bold are each of the Staff’s comments conveyed by telephone on August 6, 2013.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

1.              If the ticker symbol of the Company has changed in connection with the merger of LIN TV Corp. and LIN Media LLC, change the reference to the ticker symbol of LIN TV Corp. on the cover of the prospectus to the ticker symbol of LIN Media LLC.  Also, please update the prospectus generally to reflect the completion of the merger and the fact that LIN Media LLC is the successor registrant to LIN TV Corp.

The Company has revised the cover of the prospectus to clarify that the ticker symbol of “LIN” now belongs to LIN Media LLC.  The Company has also made changes throughout the prospectus to reflect the completion of the merger of LIN TV Corp. and LIN Media LLC, and to clarify the fact that LIN Media LLC is the successor registrant to LIN TV Corp.  Please see pages ii and 3 of the Amendment for examples of revised disclosure.

2.              Amend the Registration Statement to identify the maximum number of shares registered by selling shareholders.  This should appear on the cover of the prospectus.

The Company has revised the disclosure to identify the maximum number of shares registered by selling shareholders. Please see the front and back covers of the prospectus and pages ii and 15 of the Amendment.

3.              On page 30 of the prospectus under the caption “Selling Stockholders,” describe how the selling shareholders came to acquire the shares that are being registered in the Registration Statement.  In addition, explain the reason these shares require registration, given that they were acquired over 10 years ago.

The Company has revised the disclosure on page 28 to describe how the shares being registered by the selling shareholders were acquired, as well as the reason the shares are being registered in the Registration Statement.

4.              On page 1 of the prospectus under the caption “Incorporation by Reference,” when describing additional documents to be incorporated by reference in the prospectus, include language from Compliance and Disclosure Interpretation No. 123.05.

The Company has revised the disclosure on page 1 to state that additional documents the Company files with the Commission after the date of the initial Registration Statement to which the prospectus relates and prior to the effectiveness of the Registration Statement, as well as such documents that the Company may file with the Commission prior to the termination of the offering of the securities, are incorporated by reference in the prospectus.

***

The Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call or e-mail the undersigned at (212) 310-8165, matthew.bloch@weil.com.

Sincerely,

/s/ MATTHEW D. BLOCH

Matthew D. Bloch

cc:	Denise M. Parent
Senior Vice President Chief Legal Officer
LIN Media LLC